SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C.   20549
                            FORM 11-K

(Mark One)
[X]       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR
          ENDED DECEMBER 31, 1999 OR

[ ]       TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934 For the transition
          period from               to


Commission file number 333-12551

          A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

       Home Properties of New York Retirement Savings Plan
       ---------------------------------------------------

          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                Home Properties of New York, Inc.
                       850 Clinton Square
                   Rochester, New York   14604

                      REQUIRED INFORMATION

The Home Properties Retirement Savings Plan (the "Plan") is subject to the Employee Retirement Security Income Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ending December 31, 2000 and 1999, which have been prepared in accordance with the financial reporting requirements of ERISA, are filed herewith as Exhibit 99.1 and incorporated herein by reference.

                            EXHIBITS

Exhibit
Number                        Description
-------                       -----------

99-1 Financial Statement and Schedules of the Plan for the two fiscal years ending December 31, 2000 and 1999

99-2 Consent of Insero, Kasperski, Ciaccia & Co., P.C., independent accountants

                           SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                         HOME PROPERTIES RETIREMENT SAVINGS PLAN


Date:  June 27, 2001     By:    /s/ David P. Gardner
                                -------------------------------

                         Name:  David P. Gardner

                         Title: Chairman of the Administrative
                                Committee, the Administrator of
                                the Plan

                                                                  EXHIBIT 99-1
                                 HOME PROPERTIES
                             RETIREMENT SAVINGS PLAN

                                FINANCIAL REPORT

                                DECEMBER 31, 2000

                                 HOME PROPERTIES
                             RETIREMENT SAVINGS PLAN
                               ROCHESTER, NEW YORK

                                TABLE OF CONTENTS


Independent Auditors' Report                                                1

Statements of Net Assets Available for Benefits                             2

Statement of Changes in Net Assets Available for Benefits                   3

Notes to Financial Statements                                           4 - 7

Independent Auditors' Report on the Supplementary Information               8

Schedule of Assets Held for Investment Purposes at End of Year              9

Schedule of Reportable Transactions                                        10

                                        1
                          INDEPENDENT AUDITORS' REPORT


To The Board of Trustees of
Home Properties Retirement Savings Plan
Rochester, New York

We have audited the accompanying statements of net assets available for benefits of Home Properties Retirement Savings Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the change in net assets available for benefits for the year ended December 31, 2000, in conformity with generally accepted accounting principles.

Respectfully Submitted,

/s/ Insero, Kasperski, Ciaccia & Co., P.C.

Insero, Kasperski, Ciaccia & Co., P.C.
Certified Public Accountants

Rochester, New York
June 1, 2001

                                 HOME PROPERTIES
                             RETIREMENT SAVINGS PLAN
                               ROCHESTER, NEW YORK


                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           DECEMBER 31, 2000 AND 1999

ASSETS                                                          2000                  1999
                                                                ----                  ----
Investments at Fair Value
     Money Market Funds                                         $   28,052           $    27,696
     Common Trust Funds                                          4,750,334             3,377,081
     Common Stock                                                  636,416               411,700
     Mutual Funds                                                1,324,175               632,082
     Participant Notes                                             258,863               168,018
                                                                ----------           -----------

Total Investments at Fair Value                                  6,997,840             4,616,577
                                                                ----------           -----------

Receivables
     Employer Contributions                                        612,253               492,338
     Participant Contributions                                     115,263                95,968
     Participant Loans                                              10,668                 6,634
     Accrued Income                                                      -                   148
     Other                                                           7,968                    13
                                                                 ---------           -----------

Total Receivables                                                  746,152               595,101
                                                                 ---------           -----------

Total Assets                                                     7,743,992             5,211,678

Liabilities                                                            479                     -
                                                                 ---------           -----------

Net Assets Available for Benefits                               $7,743,513            $5,211,678
                                                                ==========            ==========

See Notes to Financial Statements.


               STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 2000

ADDITIONS:

Additions to Net Assets Attributed to:
     Interest and Dividends                                $          59,289
     Net Appreciation in Fair Value of
         Investments                                                 502,353
                                                           -----------------

                                                                     561,642
Contributions
     Employer                                                        612,253
     Employee                                                      1,528,095
     Rollover                                                        482,717
                                                           -----------------

                                                                   2,623,065
                                                           -----------------
Total Additions                                                    3,184,707
                                                           -----------------

DEDUCTIONS:

Deductions from Net Assets Attributed to:
     Benefits Paid to Participants                                   597,870
     Excess Contributions Refunded to Participants                     8,568
     Administrative Expenses                                          46,434
                                                           -----------------

Total Deductions                                                     652,872
                                                           -----------------

Net Increase                                                       2,531,835

Net Assets Available for Benefits - Beginning                      5,211,678
                                                           -----------------

Net Assets Available for Benefits - Ending                 $       7,743,513
                                                           =================

See Notes to Financial Statements.

                                 HOME PROPERTIES
                             RETIREMENT SAVINGS PLAN
                               ROCHESTER, NEW YORK

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999

Note 1        Description of Plan
              The following description of the Home Properties Retirement Savings Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

              General
              The Plan is a defined contribution plan covering all employees of Home Properties of New York, Inc. who are 21 years of age or older and who have completed one year of service (including years of service with a company acquired by Home Properties of New York, Inc.) It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

              Contributions
              Each year, participants may contribute up to 15 percent of pretax annual compensation and separate elective deferrals out of any bonus, up to 100% of each bonus, subject to statutory limitations, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers seven investment options for participants. The Company contributes 75% of salary-reduction contributions up to a maximum of 3% of participant compensation. Additional profit sharing amounts may be contributed at the option of the Company's board of directors. Contributions are subject to certain limitations.

              Contributions received from participants for 2000 and contributions receivable at December 31, 2000, are net of payments of $12,640 made in March, 2001 to certain active participants to return to their excess deferral contributions as required to satisfy the relevant nondiscrimination provisions of the Plan.

              Participant Accounts
              Each participant's account is credited with an allocation of: (1) his or her tax deferred contribution, (2) the company's contributions, (3) Plan earnings, and (4) forfeitures of terminated participants' non-vested accounts. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

              Vesting
              Each participant's interest in his/her employee contribution account is fully vested at all times. The Plan provides for vesting in the employer contribution account of 20% after two years, 40% after three years, 60% after four years, 80% after five years, and 100% after six years of service.

Note 1        Description of Plan - Continued

              Participant Notes Receivable
              Participants may borrow from their accounts a minimum of $1,000 to a maximum equal to the lessor of $50,000 or 50% of their vested account balance. Loan terms range from one to five years, or longer for the purchase of a primary residence. The loans are collateralized by the balance in the participant's account and bear interest at the prime rate plus one percent (1%) in effect on the first day of the month in which the loan is made. Interest rates range from 8.75% to 10.5% for the current outstanding notes. Principal and interest is paid ratably through weekly or semi-monthly payroll deductions.

              Payment of Benefits
              The Plan provides for normal retirement benefits upon reaching age 65 and has provisions for early retirement, disability, death and termination benefits for those participants who are eligible to receive such benefits.

              On termination of service, a participant may elect to receive:

              (1) A lump sum amount equal to the value of his or her account, or

              (2) Annual installments over a period of time not to exceed 15 years.

              Reclassification
              To conform with financial statement groupings in 2000, certain items reported in 1999 have been reclassified for comparative purposes. This reclassification has no effect on changes in net assets for 1999.

Note 2        Significant Accounting Policies

              Investment Valuation and Income Recognition
              The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Quoted market prices are used to value investments. Participant notes receivable are valued at cost which approximates fair value.

              Purchases and sales of securities are recorded on a settlement-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the date received.

              Management Estimates
              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3        Investments
              The following presents investments that represents 5 percent or more of the Plan's net assets:

                                                                                        December 31,

                                                                                2000                  1999
                                                                                ----                  ----
   Home Properties of New York, Inc.
     22,780 and 15,005 shares, respectively                         $         636,416     $         411,700
   Stable Income Collective Investment Trust,
     59,970 and 44,762 shares, respectively                         $         787,999     $         554,149
   All-Equity Collective Investment Trust,
     95,038 and 84,007 shares, respectively                         $       1,416,069     $       1,051,768
   Reduced Volatility Collective Investment Trust,
     52,730 and 34,293 shares, respectively                         $         842,099     $         465,695
   Long-Term Growth Collective Investment Trust,
     94,729 and 85,405 shares, respectively                         $       1,704,166     $       1,304,982
   Vanguard Index S&P 500 Portfolio,
     8,735 and 3,835 shares, respectively                           $       1,064,492     $         519,049

During 2000, the Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows:


     Net Appreciation (Depreciation) in Fair Value
       Collective Trusts                                     $         619,099
       Common Stock                                                      1,097
       Mutual Funds                                                   (117,843)
                                                            ------------------

     Net Appreciation (Depreciation) in Fair Value           $         502,353
                                                             =================

Decline in Market Value
The 2001 market volatility of equity-based investments is expected to substantially impact the value of such investments at any given time.

It is likely that the value of the Plan's investments, both in total and in individual participant accounts, has declined since
December 31, 2000.

Note 4        Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Schedule H of Form 5500:

                                                        2000        1999
                                                        ----        ----

Net assets available for benefits per the financial
  statements                                         $7,743,513  $5,211,678
Amounts allocated to refundable excess contributions     12,640       8,568
                                                     ----------  ----------

Net assets available for benefits per the Form 5500  $7,756,153  $5,220,246
                                                     ==========  ==========

The following is a reconciliation of contributions received from participants per the financial statements to Schedule H of Form
5500:

Contributions received from participants per the
   financial statements                                   $       1,528,095

Add: Excess contributions from participants at
  December 31, 2000                                                  12,640
Less: Excess contributions from participants at
  December 31, 1999                                                  (8,568)
                                                          -----------------

Contributions received from participants per
  the Form 5500                                           $       1,532,167
                                                          =================

Note 5        Related-Party Transactions
              Certain Plan investments are shares of common stock of Home Properties of New York, Inc., the Plan Sponsor. Therefore, this investment qualifies as a party-in-interest. The common stock is valued at its quoted market price.

Note 6        Plan Termination
              Although the Company has not expressed an intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Note 7        Tax Status
              In October, 1993, the Company adopted a prototype plan which received a favorable determination letter from the Internal Revenue Service in April, 1993 stating that the Plan qualifies under the applicable provisions of the Internal Revenue Code, including Section 401(k). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

Note 8        Subsequent Event
              In March 2001, a mass distribution amounting to $476,563 occurred due to a spin-off of approximately 35 participants. The participants were deemed terminated from the Plan when the Company sold its Conifer division.

                          INDEPENDENT AUDITORS' REPORT
                        ON THE SUPPLEMENTARY INFORMATION


To the Board of Trustees of
Home Properties Retirement Savings Plan
Rochester, New York

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules of assets held for investment purposes at end of year and, reportable transactions, as of or for the year ended December 31, 2000, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully Submitted,

/s/ Insero, Kasperski, Ciaccia & Co., P.C.

Insero, Kasperski, Ciaccia & Co., P.C.
Certified Public Accountants

Rochester, New York
June 1, 2001

                                 HOME PROPERTIES
                             RETIREMENT SAVINGS PLAN
                               ROCHESTER, NEW YORK
                           EIN#: 16-1455130-PLAN #001

         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               AT END OF YEAR
                             DECEMBER 31, 2000

a                  b                                          c                              d                     e
-                  -                                          -                              -                     -
                                              Description of Investment Including
       Identity of Issue, Borrower,            Maturity Date, Rate of Interest,                                 Current
          Lessor of Similar Party              Collateral, Par of Maturity Value           Cost                  Value
     Money Market Funds
         SSGA Funds - U.S. Treasury MMF                28,379 Shares                $          28,052     $          28,052
                                                                                    -----------------     -----------------

     Common Trust Funds
         Stable Income Collective
              Investment Trust                         59,970 Shares                          742,168               787,999
         All-Equity Collective
              Investment Trust                         95,038 Shares                        1,111,003             1,416,069
         Reduce Volatility Collective
              Investment Trust                         52,730 Shares                          719,825               842,099
         Long-Term Growth Collective
              Investment Trust                         94,729 Shares                        1,446,583             1,704,167
                                                                                    -----------------     -----------------

                                                                                            4,019,579             4,750,334
                                                                                    -----------------     -----------------

     Corporate Stocks
         Home Properties of
              New York, Inc.                           22,780 Shares                          618,333               636,416
                                                                                    -----------------     -----------------

     Mutual Funds
         Vanguard Small Cap
              Index Fund                               13,358 Shares                          321,351               259,683
         Vanguard Index S&P
              500 Portfolio                             8,735 Shares                        1,133,621             1,064,492
                                                                                    -----------------     -----------------

                                                                                            1,454,972             1,324,175
                                                                                    -----------------     -----------------

     Participant Loans
         Participant Notes                             Interest ranging from
                                                       8.75% to 10.5%,
                                                       Due From January,
                                                       2001 through November
                                                       2006.  Collateralized by
                                                       remaining balance of
                                                       participant's account.                 258,863               258,863
                                                                                    -----------------     -----------------

    Total Assets Held for Investment Purposes                                       $       6,379,799     $       6,997,840
                                                                                    =================     =================

                                HOME PROPERTIES
                            RETIREMENT SAVINGS PLAN
                              ROCHEWSTER, NEW YORK

                           EIN#: 16-1455130 PLAN #001

            SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2000





None

                                                                  EXHIBIT 99-2

                       CONSENT OF INDEPENDENT ACCOUNTANTS


We consent to the incorporation by reference in the Registration Statement on Form S-8 to be filed by Home Properties of New York, Inc. with respect to the Home Properties Retirement Savings Plan of our report dated June 1, 2001, with respect to the financial statements and schedules of the Home Properties Retirement Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2000.

Sincerely,

/s/ Insero, Kasperski, Ciaccia & Co., P.C.

Insero, Kasperski, Ciaccia & Co., P.C.
Certified Public Accountants

Rochester, New York
June 26, 2001